Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter endedDecember 31, 2020

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2020	Nine months ended December 31, 2020	Quarter ended December 31, 2019
Total income from operations (net)	157,266	459,085	155,432
Net Profit / (Loss) before tax and exceptional items	38,489	101,511	30,793
Net Profit / (Loss) before tax but after exceptional items	38,489	101,511	30,793
Net Profit / (Loss) after tax and exceptional items	29,965	78,921	24,629
Total Comprehensive Income after tax	31,589	86,216	24,926
Equity Share Capital	11,431	11,431	11,426
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position of the previous year	546,031	546,031	556,048
Earnings Per Share (of ₹ 2/- each)
Basic:	5.21	13.74	4.31
Diluted:	5.17	13.46	4.30

[1]

Balance for the quarter and nine months ended December 31, 2020 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2020 and balance for the quarter ended December 31, 2019 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2019, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated interim financial results of the Company for the quarter and nine months ended December 31, 2020 have been approved by the Board of Directors of the Company at its meeting held on January 13, 2021. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

These financial results are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2020	Nine months ended December 31, 2020	Quarter ended December 31, 2019
Total income from operations (net)	156,700	456,895	154,705
Net Profit / (Loss) before tax and exceptional items	38,504	101,530	30,794
Net Profit / (Loss) before tax but after exceptional items	38,504	101,530	30,794
Net Profit / (Loss) after tax and exceptional items	29,978	78,937	24,630
Total Comprehensive Income after tax	31,643	86,372	24,897
Equity Share Capital	11,431	11,431	11,426
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet of the previous year	541,790	541,790	552,158
Earnings Per Share (of ₹ 2/- each)
Basic:	5.21	13.74	4.31
Diluted:	5.17	13.46	4.30

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

[1]

Balance for the quarter and nine months ended December 31, 2020 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2020 and balance for the quarter December 31, 2019 represent balances as per the audited Balance sheet for the year ended March 31, 2019, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated interim financial results (under Ind AS) of the Company for the quarter and nine months endedDecember 31, 2020 have been approved by the Board of Directors of the Company at its meeting held on January 13, 2021. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2020	Nine months ended December 31, 2020	Quarter ended December 31, 2019
Total income from operations (net)	125,961	370,394	126,959
Net Profit / (Loss) before tax and exceptional items	33,515	90,034	28,327
Net Profit / (Loss) before tax but after exceptional items	33,515	90,034	28,327
Net Profit / (Loss) after tax and exceptional items	26,113	70,479	22,613
Total Comprehensive Income after tax	26,497	76,593	20,196

The audited standalone interim financial results (under Ind AS) of the Company for the quarter and nine months ended December 31, 2020 have been approved by the Board of Directors of the Company at its meeting held on January 13, 2021. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

2.	The Board of Directors in their meeting held on January 13, 2021, declared an interim dividend of ₹ 1/- (US$ 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-)

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: January 13, 2021	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054